March 19, 2025

Brian Read
Chief Financial Officer
Serve Robotics Inc.
730 Broadway
Redwood City, CA 94063

       Re: Serve Robotics Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed March 6, 2025
           File No. 001-42023
Dear Brian Read:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Item 9A. Controls and Procedures, page 58

1. We note that you excluded management's report on internal control over financial reporting in reliance on Section 215.02 of our Compliance and Disclosure Interpretations on Regulation S-K. Please note that this C&DI provided an
       accommodation for the Form 10-K covering the fiscal year your reverse merger was consummated, which was your December 31, 2023 Form 10-K, but does not provide an accommodation for subsequent fiscal years. Please amend your Form 10-K to provide management's report on internal control over financial report as of December
       31, 2024, as required by Item 308(a) of Regulation S-K.


        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 19, 2025
Page 2

      Please contact Jennifer Thompson at 202-551-3737 or Anne McConnell at 202-551-
3709 with any questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Manufacturing